Exhibit 99.1

Press release

Cygnus Broadband and Ubiquisys Partner to Provide
LTE Users with Superior Video Streaming on Small Cells

Ubiquisys incorporates Cygnus eQoE™ Technology into its Smart Cell Solution to increase capacity utilization by more than 15%

SAN DIEGO, USA and SWINDON, UK – February 19, 2013 – Cygnus Broadband, the Quality of Experience (“QoE”) specialists for rich media streaming, a subsidiary of Wi-LAN Inc. (“WiLAN”) (TSX:WIN) (NASDAQ: WILN), and Ubiquisys, the developer of intelligent small cells, today announced that the two companies are working together to provide LTE small cell users with a superior experience when streaming rich media content.

LTE small cells in busy hotspots are ideal for serving rich media content such as streaming video, providing seamless secure connections with fast low-latency performance. But with the rapid growth in LTE data usage, these small cells will regularly be running at close to full capacity. In these circumstances it is the quality of video streaming that tends to be most affected, a problem that cannot be solved by centralized core network applications.

The joint solution combines Cygnus Broadband’s eQoE™ software with Ubiquisys’ smart cell, a range of intelligent LTE/3G/Wi-Fi small cell hotspots with an integrated computing platform based on Intel® architecture. Cygnus eQoE looks at application-layer LTE video traffic passing through the smart cell. It uses packet inspection to estimate the quantity of video queued in each user’s device buffer, then dynamically adjusts the flow to that device accordingly. The result is a smooth video experience for mobile users that automatically adapts to cell congestion.

The application is distributed and remotely provisioned on smart cells through the Intel AppUp® SMB Service, which is built on the Intel Hybrid Cloud software platform that enables service providers to deliver the benefits of cloud computing on distributed networked devices.

“Video is the real test of mobile QoE because any time the user has to wait for content to buffer it ruins the whole experience,” said Pete Keevill, Vice President of Engineering and co-founder of Ubiquisys. “Running Cygnus video optimization on the smart cell, closer to mobile users, releases the full potential of universal LTE streaming.”

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Press release

“We are very happy to join forces with Ubiquisys. Their smart cell provides an exceptional enabler for our technology," said Ken Stanwood, CEO, Cygnus Broadband. “Our joint solution delivers an improved user experience while allowing cell capacity utilization to be increased by 15% or more.”

Visit http://www.cygnusbroadband.com/technology/tech-demo to see Cygnus Broadband’s eQoE™ technology in action. Ubiquisys will be demonstrating smart cell applications at Mobile World Congress at their executive demo suite. To meet with Ubiquisys and Cygnus Broadband at the event, please contact MWC@ubiquisys.com.

About Cygnus Broadband

Cygnus Broadband, the research and development arm of Wi-LAN Inc., develops innovative solutions to the challenging problems facing next generation wireless networks. Based in San Diego, California, Cygnus has pioneered solutions in the areas of user QoE, streaming video optimization, advanced 4G metrics, and HetNet / Wi-Fi offload systems. For more information, please visit www.cygnusbroadband.com.

About WiLAN

WiLAN, founded in 1992, is a leading technology innovation and licensing company. WiLAN has licensed its intellectual property to over 260 companies worldwide. Inventions in our portfolio have been licensed by companies that manufacture or sell a wide range of communication and consumer electronics products including 3G and 4G handsets, Wi-Fi-enabled laptops, Wi-Fi and broadband routers, xDSL infrastructure equipment, cellular base stations and digital TV receivers. WiLAN has a large and growing portfolio of more than 3,000 issued or pending patents. For more information: www.wilan.com.

About Ubiquisys

Ubiquisys is a leader in intelligent multi-mode LTE-HSPA-Wi-Fi small cells with products deployed by operators around the world.

The Ubiquisys difference is intelligence: high-availability small cells that continuously adapt to their surroundings and dynamically interact with their neighbours. Operators benefit from macro-level KPIs, low operating costs and efficient use of spectrum assets, whilst mobile users experience dependable voice and high speed data services. The Ubiquisys small cell range includes public-access hotspots, self-organising networks for enterprise, and modular residential small cells designed for home device integration.

Ubiquisys has pioneered the smart cell: part small cell hotspot, part powerful computing platform. This new class of small cell adds cloud and core networking capabilities at the edge of the network, bringing new services closer to mobile users. www.ubiquisys.com.

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Press release

Forward-looking Information

This news release contains forward-looking statements and forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other United States and Canadian securities laws. The phrases “will”, “will be”, “to be” and similar terms and phrases are intended to identify these forward-looking statements. Forward-looking statements and forward-looking information are based on estimates and assumptions made by WiLAN in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that WiLAN believes are appropriate in the circumstances. Many factors could cause WiLAN's actual performance or achievements to differ materially from those expressed or implied by the forward-looking statements or forward-looking information. Such factors include, without limitation, the risks described in WiLAN’s March 9, 2012 annual information form for the year ended December 31, 2011 (the “AIF”). Copies of the AIF may be obtained at www.sedar.com or www.sec.gov. WiLAN recommends that readers review and consider all of these risk factors and notes that readers should not place undue reliance on any of WiLAN's forward-looking statements. WiLAN has no intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

All trademarks and brands mentioned in this release are the property of their respective owners.

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For Media inquiries, please contact:	For Investor inquiries, please contact:

Tyler Burns	Tyler Burns
Director, Investor Relations	Director, Investor Relations
O: 613.688.4330	O: 613.688.4330
C: 613.697.0367	C: 613.697.0367
E: tburns@wilan.com	E: tburns@wilan.com

Ed Howson for Ubiquisys
+44 774 017 3051
ed.howson@temono.com

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